                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. )(1)

                             Walter Industries, Inc.
                             -----------------------
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
                          ----------------------------
                         (Title of Class of Securities)

                                    93317Q105
                                    ---------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 14, 2006
                                  -------------
             (Date of Event Which Requires Filing of This Statement)

     If the filing  person has  previously  filed a statement on Schedule 13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this  schedule  because  of Rule  13d-1(e),  13d-1(f)  or  13d-1(g),  check  the following box / /.

     NOTE.  Schedules  filed in paper format shall include a signed original and five copies of the schedule,  including  all exhibits.  SEE Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 15 Pages)

--------
(1)  The  remainder  of this  cover  page  shall be filled  out for a  reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The  information  required on the remainder of this cover page shall not be deemed to be "filed"  for the purpose of Section 18 of the  Securities  Exchange
Act of 1934 or otherwise  subject to the  liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  SEE the
NOTES).

----------------------                                    ----------------------
CUSIP No. 93317Q105                   13D                    Page 2 of 15 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    STEEL PARTNERS II, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  2,361,900
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              2,361,900
              ------------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    2,361,900
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    5.4%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 93317Q105                   13D                    Page 3 of 15 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    STEEL PARTNERS, L.L.C.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  2,361,900
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              2,361,900
              ------------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    2,361,900
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    5.4%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 93317Q105                   13D                    Page 4 of 15 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    WARREN G. LICHTENSTEIN
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  2,361,900
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              2,361,900
              ------------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    2,361,900
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    5.4%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 93317Q105                   13D                    Page 5 of 15 Pages
----------------------                                    ----------------------

                  The  following  constitutes  the  Schedule  13D  filed  by the undersigned (the "Schedule 13D").

Item 1.           SECURITY AND ISSUER.

                  This  statement  relates  to shares of the Common  Stock,  par value $.01 (the  "Shares"),  of Walter  Industries,  Inc.  (the  "Issuer").  The
address of the  principal  executive  offices of the Issuer is 4211 W. Boy Scout
Boulevard, Tampa, Florida 33607.

Item 2.           IDENTITY AND BACKGROUND.

                  (a) This  statement  is filed by Steel  Partners  II,  L.P., a
Delaware limited  partnership  ("Steel Partners II"), Steel Partners,  L.L.C., a
Delaware limited liability company  ("Partners LLC") and Warren G. Lichtenstein.
Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons."

                  Partners LLC is the general  partner of Steel Partners II. The sole  executive  officer  and  managing  member  of  Partners  LLC is  Warren G.
Lichtenstein,  who is  Chairman  of  the  Board,  Chief  Executive  Officer  and
Secretary.  By virtue of his positions  with Partners LLC and Steel Partners II,
Mr.  Lichtenstein has the power to vote and dispose of the Issuer's Shares owned by Steel  Partners II.  Accordingly,  the Reporting  Persons are hereby filing a joint Schedule 13D.

                  (b) The principal business address of each Reporting Person is
590 Madison Avenue, 32nd Floor, New York, New York 10022.

                  (c) The principal  business of Steel  Partners II is investing in the securities of small cap companies. The principal business of Partners LLC is acting as the general partner of Steel Partners II. The principal  occupation of Mr. Lichtenstein is investing in the securities of small cap companies.

                  (d) No Reporting Person has, during the last five years,  been convicted in a criminal  proceeding  (excluding  traffic  violations  or similar misdemeanors).

                  (e) No Reporting Person has, during the last five years,  been party to a civil  proceeding of a judicial or  administrative  body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree  or final  order  enjoining  future  violations  of,  or  prohibiting  or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f) Mr.  Lichtenstein  is a citizen  of the  United  States of
America.

Item 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  The aggregate purchase price of the 2,286,000 Shares (excludes
75,900 Shares underlying short put options) beneficially owned by Steel Partners

----------------------                                    ----------------------
CUSIP No. 93317Q105                   13D                    Page 6 of 15 Pages
----------------------                                    ----------------------

II is $59,165,023,  including brokerage  commissions.  The Shares owned by Steel
Partners II were acquired with partnership funds.

Item 4.           PURPOSE OF TRANSACTION.

                  The  Reporting  Persons  purchased  the  Shares  based  on the
Reporting Persons' belief that the Shares, when purchased,  were undervalued and represented an attractive investment opportunity.  Depending upon overall market conditions,  other investment  opportunities available to the Reporting Persons, and the  availability  of Shares at  prices  that  would  make the  purchase  of additional  Shares  desirable,  the  Reporting  Persons may endeavor to increase their position in the Issuer through, among other things, the purchase of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

                  No  Reporting  Person has any present  plan or proposal  which would relate to or result in any of the matters set forth in subparagraphs (a) -
(j) of Item 4 of Schedule  13D except as set forth herein or such as would occur upon completion of any of the actions discussed above. Steel Partners II intends to review  its  investment  in the  Issuer on a  continuing  basis and engage in discussions with management and the Board of Directors of the Issuer  concerning the business,  operations  and future plans of the Issuer.  Depending on various factors  including,  without  limitation,  the Issuer's  financial  position and investment  strategy,  the  price  levels  of  the  Shares,  conditions  in  the securities markets and general economic and industry conditions,  Steel Partners
II may in the future take such  actions with  respect to its  investment  in the
Issuer as it deems  appropriate  including,  without  limitation,  seeking Board representation,  making  proposals  to  the  Issuer  concerning  changes  to the capitalization,  ownership  structure or  operations  of the Issuer,  purchasing additional Shares, selling some or all of its Shares,  engaging in short selling of or any hedging or similar  transaction with respect to the Shares or changing its intention with respect to any and all matters referred to in Item 4.

Item 5.           INTEREST IN SECURITIES OF THE ISSUER.

                  (a) The aggregate  percentage of Shares reported owned by each person named herein is based upon 43,503,110  Shares  outstanding,  which is the total number of Shares  outstanding as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended March 31, 2006, as filed with the  Securities and Exchange Commission on May 9, 2006.

                  As of the close of business on June 22, 2006,  Steel  Partners
II beneficially owned 2,361,900 Shares (including 75,900 Shares underlying short put options),  constituting approximately 5.4% of the Shares outstanding. As the general partner of Steel Partners II, Partners LLC may be deemed to beneficially own the 2,361,900 Shares owned by Steel Partners II, constituting  approximately
5.4% of the Shares  outstanding.  As the sole  executive  officer  and  managing member of Partners LLC,  which in turn is the general  partner of Steel Partners
II, Mr.  Lichtenstein  may be deemed to  beneficially  own the 2,361,900  Shares owned  by Steel  Partners  II,  constituting  approximately  5.4% of the  Shares outstanding. Mr. Lichtenstein has sole voting and dispositive power with respect to the 2,361,900 Shares (including 75,900 Shares underlying short put options to the extent such options are  exercised)  owned by Steel Partners II by virtue of his authority to vote and dispose of such Shares.

----------------------                                    ----------------------
CUSIP No. 93317Q105                   13D                    Page 7 of 15 Pages
----------------------                                    ----------------------

                  (b) By virtue of his  positions  with  Partners  LLC and Steel
Partners  II, Mr.  Lichtenstein  has the sole  power to vote and  dispose of the
Shares reported in this Schedule 13D.

                  (c) Schedule  A  annexed  hereto  lists  all  transactions  in securities of the Issuer  during the past sixty days by the  Reporting  Persons.
All of such transactions were effected in the open market.

                  (d) No person  other  than the  Reporting  Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

                  (e) Not applicable.

Item 6.           CONTRACTS, ARRANGEMENTS,  UNDERSTANDINGS OR RELATIONSHIPS WITH
                  RESPECT TO SECURITIES OF THE ISSUER.

                  Other  than  as  described  herein,  there  are no  contracts, arrangements,  understandings or relationships  among the Reporting Persons,  or between  the  Reporting  Persons  and any  other  person,  with  respect  to the securities of the Issuer.

Item 7.           MATERIAL TO BE FILED AS EXHIBITS.

                  1.  Joint  Filing  Agreement  by and among Steel  Partners II,
                      L.P., Steel Partners,  L.L.C. and Warren G.  Lichtenstein,
                      dated June 23, 2006.

                  2.  Powers of Attorney.

----------------------                                    ----------------------
CUSIP No. 93317Q105                   13D                    Page 8 of 15 Pages
----------------------                                    ----------------------

                                   SIGNATURES

          After reasonable  inquiry and to the best of his knowledge and belief, each of the  undersigned  certifies  that  the  information  set  forth  in this statement is true, complete and correct.

Dated: June 23, 2006         STEEL PARTNERS II, L.P.

                             By:   Steel Partners, L.L.C.
                                   General Partner

                             By: /s/ Lauren Isenman
                                 -----------------------------------------------
                                 Lauren Isenman
                                 as Attorney-In-Fact for Warren G. Lichtenstein,
                                 Managing Member

                             STEEL PARTNERS, L.L.C.

                             By: /s/ Lauren Isenman
                                 -----------------------------------------------
                                 Lauren Isenman
                                 as Attorney-In-Fact for Warren G. Lichtenstein,
                                 Managing Member

                              /s/ Lauren Isenman
                             ---------------------------------------------------
                             LAUREN ISENMAN
                             As Attorney-In-Fact for Warren G. Lichtenstein

----------------------                                    ----------------------
CUSIP No. 93317Q105                   13D                    Page 9 of 15 Pages
----------------------                                    ----------------------

                                   SCHEDULE A

               Transactions in the Shares During the Past 60 Days
               --------------------------------------------------

Shares of Common Stock               Price Per                      Date of
  Purchased/(Sold)                    Share($)                   Purchase/Sale
  ----------------                    --------                   -------------

                             STEEL PARTNERS II, L.P.
                             -----------------------

      (100,000)                       70.0863                       4/18/06
     Short Sale

      (131,000)                       70.1713                       4/19/06
     Short Sale

      (124,900)                       70.5442                       4/20/06
     Short Sale

      (97,900)                        70.7899                       4/21/06
     Short Sale

      (63,300)                        70.5791                       4/24/06
     Short Sale

       (5,000)                        70.4500                       4/25/06
     Short Sale

      (30,400)                        70.1639                       4/26/06
     Short Sale

      147,000                         67.9880                       5/12/06
Bought to Cover Short

      28,500                          68.1057                       5/15/06
Bought to Cover Short

      301,200                         61.5163                       5/19/06
Bought to Cover Short

      60,000                          62.0000                       5/19/06
Bought to Cover Short

      115,400                         58.8597                       5/22/06
Bought to Cover Short

----------------------                                    ----------------------
CUSIP No. 93317Q105                   13D                    Page 10 of 15 Pages
----------------------                                    ----------------------

      (29*)                           74.0000                       5/31/06
 Short Put Options                (per contract)
($50 Strike Price)

      211,700                         46.2984                       6/14/06

      (300*)                          95.6560                       6/14/06
  Short Put Options               (per contract)
 ($40 Strike Price)

      (430*)                          254.8020                      6/14/06
  Short Put Options               (per contract)
 ($45 Strike Price)

      100,000                         48.3650                       6/16/06

      45,300                          46.9750                       6/19/06

      25,700                          46.9960                       6/20/06

      6,400                           46.9800                       6/21/06

                             STEEL PARTNERS, L.L.C.
                             ----------------------
                                       None

                             WARREN G. LICHTENSTEIN
                             ----------------------
                                       None

---------------
* Each put represents 100 underlying shares.

----------------------                                    ----------------------
CUSIP No. 93317Q105                   13D                    Page 11 of 15 Pages
----------------------                                    ----------------------

                                  EXHIBIT INDEX

     Exhibit                                                              Page
     -------                                                              ----

1.   Joint Filing Agreement by and among Steel Partners II, L.P.,          12
     Steel Partners,  L.L.C.  and Warren G.  Lichtenstein,  dated
     June 23, 2006.

2.   Powers of Attorney.                                                13 to 15

----------------------                                    ----------------------
CUSIP No. 93317Q105                   13D                    Page 12 of 15 Pages
----------------------                                    ----------------------

                             JOINT FILING AGREEMENT

          In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange
Act of 1934,  as amended,  the persons  named below agree to the joint filing on behalf  of each of them of a  Statement  on  Schedule  13D dated  June 23,  2006
(including  amendments  thereto)  with  respect  to the  Common  Stock of Walter
Industries,  Inc.  This Joint Filing  Agreement  shall be filed as an Exhibit to such Statement.

Dated: June 23, 2006         STEEL PARTNERS II, L.P.

                             By:   Steel Partners, L.L.C.
                                   General Partner

                             By: /s/ Lauren Isenman
                                 -----------------------------------------------
                                 Lauren Isenman
                                 as Attorney-In-Fact for Warren G. Lichtenstein,
                                 Managing Member

                             STEEL PARTNERS, L.L.C.

                             By: /s/ Lauren Isenman
                                 -----------------------------------------------
                                 Lauren Isenman
                                 as Attorney-In-Fact for Warren G. Lichtenstein,
                                 Managing Member

                              /s/ Lauren Isenman
                             ---------------------------------------------------
                             LAUREN ISENMAN
                             As Attorney-In-Fact for Warren G. Lichtenstein

----------------------                                    ----------------------
CUSIP No. 93317Q105                   13D                    Page 13 of 15 Pages
----------------------                                    ----------------------

                                POWER OF ATTORNEY

         Know  all by  these  presents,  that  each  of the  undersigned  hereby constitutes and appoints LAUREN ISENMAN signing singly,  the undersigned's  true and lawful attorney-in-fact to:

1. execute for and on behalf of the  undersigned  all documents  relating to the business of Steel Partners II, L.P.  including,  but not limited to, all filings with the  Securities and Exchange  Commission,  any stock exchange and any other
regulatory,   administrative   or   similar   authority,   and  all   memoranda,
correspondence,  communications or the like,  except that such  attorney-in-fact shall have no power to execute  any  document  that has the effect of creating a financial  commitment or financial  obligation of Steel Partners II, L.P. or its affiliates.

2. do and perform any and all acts for and on behalf of the undersigned that may be necessary or  desirable to complete and execute any such  document,  complete and execute any amendment or amendments  thereto,  and timely file such document with the appropriate authority.

3. take any other action of any type whatsoever in connection with the foregoing which,  in the  opinion of such  attorney-in-fact,  may be of benefit to, in the best interest of, or legally required by, the  undersigned,  it being understood
that  the  documents  executed  by  such   attorney-in-fact  on  behalf  of  the
undersigned  pursuant to this Power of Attorney  shall be in such form and shall contain such terms and conditions as such  attorney-in-fact  may approve in such attorney-in-fact's discretion.

         The undersigned hereby grants to each such  attorney-in-fact full power and  authority  to do and  perform  any  and  every  act  and  thing  whatsoever requisite,  necessary, or proper to be done in the exercise of any of the rights and  powers  herein  granted,  as  fully  to all  intents  and  purposes  as the undersigned  might  or  could  do if  personally  present,  with  full  power of substitution  or  revocation,  hereby  ratifying  and  confirming  all that such attorney-in-fact,  or such attorney-in-fact's  substitute or substitutes,  shall lawfully  do or cause to be done by virtue  of this  Power of  Attorney  and the rights  and  powers  herein  granted.  The  undersigned  acknowledges  that  the foregoing  attorney-in-fact,  in serving in such  capacity at the request of the undersigned, is not assuming any of the undersigned's responsibilities to comply with any rules or regulations including federal securities laws.

         This Power of  Attorney  shall  remain in full  force and effect  until
December 31, 2006 unless earlier  revoked by the undersigned in a signed writing delivered to the foregoing attorney-in-fact.

         IN WITNESS  WHEREOF,  the undersigned has caused this Power of Attorney to be executed as of this 16th day of December, 2005.

STEEL PARTNERS II, L.P.             STEEL PARTNERS, L.L.C.

By: Steel Partners, L.L.C.          By: /s/ Warren G. Lichtenstein
    General Partner                     --------------------------
                                        Warren G. Lichtenstein
                                        Managing Member
By: /s/ Warren G. Lichtenstein
    ---------------------------     /s/ Warren G. Lichtenstein
    Warren G. Lichtenstein          --------------------------
    Managing Member                 Warren G. Lichtenstein

----------------------                                    ----------------------
CUSIP No. 93317Q105                   13D                    Page 14 of 15 Pages
----------------------                                    ----------------------

                                POWER OF ATTORNEY

         Know  all by  these  presents,  that  each  of the  undersigned  hereby constitutes and appoints JACK L. HOWARD signing singly,  the undersigned's  true and lawful attorney-in-fact to:

1. execute for and on behalf of the  undersigned  all documents  relating to the business of Steel Partners II, L.P.  including,  but not limited to, all filings with the  Securities and Exchange  Commission,  any stock exchange and any other
regulatory,   administrative   or   similar   authority,   and  all   memoranda,
correspondence,  communications or the like,  except that such  attorney-in-fact shall have no power to execute  any  document  that has the effect of creating a financial  commitment or financial  obligation of Steel Partners II, L.P. or its affiliates.

2. do and perform any and all acts for and on behalf of the undersigned that may be necessary or  desirable to complete and execute any such  document,  complete and execute any amendment or amendments  thereto,  and timely file such document with the appropriate authority.

3. take any other action of any type whatsoever in connection with the foregoing which,  in the  opinion of such  attorney-in-fact,  may be of benefit to, in the best interest of, or legally required by, the  undersigned,  it being understood
that  the  documents  executed  by  such   attorney-in-fact  on  behalf  of  the
undersigned  pursuant to this Power of Attorney  shall be in such form and shall contain such terms and conditions as such  attorney-in-fact  may approve in such attorney-in-fact's discretion.

         The undersigned hereby grants to each such  attorney-in-fact full power and  authority  to do and  perform  any  and  every  act  and  thing  whatsoever requisite,  necessary, or proper to be done in the exercise of any of the rights and  powers  herein  granted,  as  fully  to all  intents  and  purposes  as the undersigned  might  or  could  do if  personally  present,  with  full  power of substitution  or  revocation,  hereby  ratifying  and  confirming  all that such attorney-in-fact,  or such attorney-in-fact's  substitute or substitutes,  shall lawfully  do or cause to be done by virtue  of this  Power of  Attorney  and the rights  and  powers  herein  granted.  The  undersigned  acknowledges  that  the foregoing  attorney-in-fact,  in serving in such  capacity at the request of the undersigned, is not assuming any of the undersigned's responsibilities to comply with any rules or regulations including federal securities laws.

         This Power of  Attorney  shall  remain in full  force and effect  until
December 31, 2006 unless earlier  revoked by the undersigned in a signed writing delivered to the foregoing attorney-in-fact.

         IN WITNESS  WHEREOF,  the undersigned has caused this Power of Attorney to be executed as of this 16th day of December, 2005.

STEEL PARTNERS II, L.P.             STEEL PARTNERS, L.L.C.

By: Steel Partners, L.L.C.          By: /s/ Warren G. Lichtenstein
    General Partner                     --------------------------
                                        Warren G. Lichtenstein
                                        Managing Member
By: /s/ Warren G. Lichtenstein
    ---------------------------     /s/ Warren G. Lichtenstein
    Warren G. Lichtenstein          --------------------------
    Managing Member                 Warren G. Lichtenstein

----------------------                                    ----------------------
CUSIP No. 93317Q105                   13D                    Page 15 of 15 Pages
----------------------                                    ----------------------

                                POWER OF ATTORNEY

         Know  all by  these  presents,  that  each  of the  undersigned  hereby constitutes and appoints STEVEN WOLOSKY signing singly,  the undersigned's  true and lawful attorney-in-fact to:

1. execute for and on behalf of the  undersigned  all documents  relating to the business of Steel Partners II, L.P.  including,  but not limited to, all filings with the  Securities and Exchange  Commission,  any stock exchange and any other
regulatory,   administrative   or   similar   authority,   and  all   memoranda,
correspondence,  communications or the like,  except that such  attorney-in-fact shall have no power to execute  any  document  that has the effect of creating a financial  commitment or financial  obligation of Steel Partners II, L.P. or its affiliates.

2. do and perform any and all acts for and on behalf of the undersigned that may be necessary or  desirable to complete and execute any such  document,  complete and execute any amendment or amendments  thereto,  and timely file such document with the appropriate authority.

3. take any other action of any type whatsoever in connection with the foregoing which,  in the  opinion of such  attorney-in-fact,  may be of benefit to, in the best interest of, or legally required by, the  undersigned,  it being understood
that  the  documents  executed  by  such   attorney-in-fact  on  behalf  of  the
undersigned  pursuant to this Power of Attorney  shall be in such form and shall contain such terms and conditions as such  attorney-in-fact  may approve in such attorney-in-fact's discretion.

         The undersigned hereby grants to each such  attorney-in-fact full power and  authority  to do and  perform  any  and  every  act  and  thing  whatsoever requisite,  necessary, or proper to be done in the exercise of any of the rights and  powers  herein  granted,  as  fully  to all  intents  and  purposes  as the undersigned  might  or  could  do if  personally  present,  with  full  power of substitution  or  revocation,  hereby  ratifying  and  confirming  all that such attorney-in-fact,  or such attorney-in-fact's  substitute or substitutes,  shall lawfully  do or cause to be done by virtue  of this  Power of  Attorney  and the rights  and  powers  herein  granted.  The  undersigned  acknowledges  that  the foregoing  attorney-in-fact,  in serving in such  capacity at the request of the undersigned, is not assuming any of the undersigned's responsibilities to comply with any rules or regulations including federal securities laws.

         This Power of  Attorney  shall  remain in full  force and effect  until
December 31, 2006 unless earlier  revoked by the undersigned in a signed writing delivered to the foregoing attorney-in-fact.

         IN WITNESS  WHEREOF,  the undersigned has caused this Power of Attorney to be executed as of this 16th day of December, 2005.

STEEL PARTNERS II, L.P.             STEEL PARTNERS, L.L.C.

By: Steel Partners, L.L.C.          By: /s/ Warren G. Lichtenstein
    General Partner                     --------------------------
                                        Warren G. Lichtenstein
                                        Managing Member
By: /s/ Warren G. Lichtenstein
    ---------------------------     /s/ Warren G. Lichtenstein
    Warren G. Lichtenstein          --------------------------
    Managing Member                 Warren G. Lichtenstein